Exhibit 99.1

New Gold Announces Significant Increase
in Gold Resources at Blackwater Project

September 19, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD)(NYSE AMEX:NGD) today announces an updated National Instrument 43-101 compliant mineral resource estimate for the Blackwater Project in central British Columbia.

•	Indicated gold resource: 165 million tonnes at an average grade of 1.01 g/t containing 5.4 million ounces of gold

•	Inferred gold resource: 39 million tonnes at an average grade of 0.94 g/t containing 1.2 million ounces of gold

The updated mineral resource estimate incorporates drill results from both the 100%-owned southern portion of the project and the 75%-owned northern portion, where Silver Quest Resources Ltd. owns the remaining 25%. The resource estimates by property are summarized in the table below:

New Gold’s share of Indicated resources increased by 3.0 million ounces to 4.8 million ounces when compared to the initial March 2011 resource estimate for the deposit. This increase was a result of continued drilling which led to approximately 1.0 million ounces of Inferred resources from the March 2011 estimate being upgraded leaving New Gold’s share of Inferred resources at 1.0 million ounces compared to 2.0 million ounces in March 2011.

“We are thrilled to be able to provide this update on Blackwater which further supports the great potential we see for this asset,” stated Randall Oliphant, Executive Chairman. “For our exploration team to have already added over 50% to our gold resources at Blackwater is an excellent start. We intend to aggressively progress this asset for the benefit of our shareholders.”

The updated estimate incorporates drilling completed through July 2011. New Gold continues to actively drill the deposit which remains open in all directions and at depth. The table below summarizes the mineral resource estimate for the deposit at selected cut-off grades:

“We are extremely pleased with the updated resource as we have added meaningfully to the gold resource both in size and quality in a short period of time,” stated Mark Petersen, Vice President, Exploration. “While this is a great first step, we are equally excited about the continued potential of Blackwater both around and below the current resource as well as on the greater Blackwater property. We look forward to additional strong results through the remainder of 2011 and into the future.”

The updated mineral resource estimate adds an additional 71 core holes (24,660 metres) to the initial March 2011 resource estimate, bringing the total number of core holes used for the estimate to 148 (49,223 metres). Grade estimation was carried out by the inverse distance cubed method using 5 metre downhole drill composites. Gold grades were capped prior to compositing at 11 g/t within a low grade outer grade shell domain and at 17 g/t within an inner higher grade domain based on a 0.5 g/t grade shell. All silver grades were capped at 50 g/t. Classified blocks were constrained by an optimized pit shell using a gold price of $1,200 per ounce. Block dimensions were 10 by 10 by 10 metres. Density values assigned to the principal lithologies are based on 7,705 bulk density measurements of drill core.

The resource estimate and other scientific and technical information contained in this news release were prepared by Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The NI 43-101 technical report in respect of the mineral resource estimate disclosed herein will be filed on SEDAR within 45 days of the date of this news release. Mark Petersen, New Gold Vice President, Exploration, Certified Professional Geologist and “Qualified Person” under NI 43-101 has reviewed and approved the contents of this news release.

New Gold continues to actively drill the Blackwater deposit and looks forward to providing further updates on the company’s exploration efforts over the coming months.

Quality Assurance

New Gold maintains a Quality Assurance / Quality Control (“QA/QC”) program at the Blackwater Project using industry best practices that are consistent with the QA/QC protocols in use at all of its exploration and development projects. Key elements of New Gold’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to Eco Tech Laboratories in Kamloops, British Columbia. Check analyses are completed by ALS Chemex Laboratories, Vancouver, British Columbia.

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About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of three producing assets and three significant development projects. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile and, in June 2011, New Gold acquired the exciting Blackwater project in Canada. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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Cautionary Note To U.S. Readers Concerning Estimates Of Measured, Indicated And Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United
States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com

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